EXHIBIT NO. 11

Computation of Per Share Earnings
	Year Ended December 31
	2001	2000	1999
	(Amounts in thousands, except per share amounts)
BASIC:

Average shares outstanding	22,501	22,447	22,680

Net income	$42,723	$40,801	$40,459

Net income per common share	$1.90	$1.82	$1.78

DILUTED:

Average shares outstanding	22,501	22,447	22,680

Net effect of the assumed exercise of
stock options-based on the treasury
stock method using average market price	63	68	152
	22,564	22,515	22,832

Net income	$42,723	$40,801	$40,459

Net income per common share	$1.89	$1.81	$1.77